PARAMOUNT RESOURCES LTD.
CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, PRESIDENT, CHIEF
FINANCIAL OFFICER AND SENIOR FINANCIAL SUPERVISORS
Introduction
This Code of Ethics applies to the Chief Executive Officer, President, Chief Financial Officer, Controller or any person performing similar functions (collectively, the “Financial Supervisors”) of Paramount Resources Ltd. (“Paramount”) and is intended to comply with the requirements for a Code of Ethics contained in Section 406 of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) adopted with respect thereto.
Employees, especially Financial Supervisors, of Paramount are trusted to exercise good judgment and common sense in the execution of Paramount’s business. Every employee is personally responsible for ensuring that Paramount’s day-to-day business activities are conducted in a fair, honest and ethical manner. While everyone is responsible for ensuring an ethical workplace, leaders such as Financial Supervisors must set the “tone at the top,” which includes assuming additional responsibilities for fostering the proper environment, and encouraging ethical practices. If in doubt, Financial Supervisors are expected to err on the side of caution to maintain Paramount’s high level of integrity, social responsibility and ethics.
In addition to this Code, Financial Supervisors are expected to comply with Paramount’s Code of Business Conduct Policy and such other corporate governance policies as Paramount may from time to time implement. To the extent of any conflict between this Code and any of such other policies, the more stringent provisions will govern.
Conflicts of Interest
Paramount and its employees are expected to avoid situations where their respective personal interests could conflict or could appear to conflict with their employment duties and responsibilities.
As a Financial Supervisor, it is imperative that you avoid any investment, interest, association or other relationship that interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in Paramount’s best interest and otherwise with your professional obligations to Paramount.
Any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest must be disclosed as required by the Alberta Business Corporations Act and any other applicable legislation, and without restricting the generality of the foregoing, as soon as possible to the Chairman of the Board of Directors and the Chairman of the Audit Committee.
Relationship with Auditors
No Financial Supervisor shall, directly or indirectly, make or cause to be made a materially false or misleading statement, or omit to state, or cause another person to omit to state, any material fact necessary in order to make statements made, in light of the circumstances under which such statements were made, not misleading to an accountant in connection with:
•	Any audit or examination of the financial statements of Paramount; or

•	The preparation or filing of any document or report required to be filed with the SEC or any other regulatory authority having jurisdiction in the matter.
No Financial Supervisor, or any other person acting under the direction thereof, shall directly or indirectly take any action to fraudulently influence, coerce, manipulate, or mislead any independent public, certified public or chartered accountant engaged in the performance of an audit or review of the financial statements of Paramount that are required to be filed with the SEC or any other regulatory authority having jurisdiction in the matter, if that person knew or should have known that such action could, if successful, result in rendering such financial statements materially misleading.
Disclosure in Reports
The recording and reporting of information, including financial information, must be done honestly and accurately. Financial Supervisors must exercise the highest standard of care in preparing reports and documents that Paramount files with the SEC or any other regulatory authority having jurisdiction in the matter, and other public communications, or in ensuring that such reports, documents and other public communications are prepared, in accordance with the guidelines set forth below.
•	Compliance with applicable generally accepted accounting principles (“GAAP”) is required at all times. However, technical compliance with GAAP may not be sufficient and, to the extent that technical compliance with GAAP would render financial information that Paramount reports misleading, additional disclosure will be required.

•	Compliance with Paramount’s system of internal accounting controls and procedures is required at all times, and no action designed to circumvent such controls and procedures will be tolerated.

•	Compliance with Paramount’s disclosure controls and procedures is required at all times, and no action designed to circumvent such controls and procedures will be tolerated.
Financial Records
Paramount must comply with Section 13(a)(2) of the United States Securities Exchange Act of 1934, as amended and all applicable laws and governmental rules and regulations which require certain books and records to be kept with respect to transactions undertaken by Paramount. Financial Supervisors are responsible for establishing and managing procedures to ensure these requirements are met. In addition, Financial Supervisors are responsible for establishing and managing Paramount’s financial reporting systems. In particular, Financial Supervisors are responsible for ensuring that:

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•	Books, records and accounts are kept which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Paramount’s assets, liabilities, revenues and expenses;

•	all business transactions are properly authorized;

•	transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles (or any other applicable criteria);

•	transactions are recorded as necessary to maintain accountability for assets;

•	access to assets is permitted only in accordance with proper authorization;

•	the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

•	all records fairly and accurately reflect the transactions or occurrences to which they relate;

•	Paramount’s accounting records do not contain any false or intentionally misleading entries;

•	all transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period; and

•	no information is concealed from the internal auditors, the independent auditors, the audit committee or the full board of directors.
No Financial Supervisor shall knowingly circumvent or knowingly fail to implement a system of internal accounting controls or knowingly falsify or misclassify any transaction, book, record or account described in this section.
Compliance with Laws
Financial Supervisors are expected to comply with both the letter and spirit of all applicable laws and governmental rules and regulations, and will be responsible for establishing and maintaining procedures to:
•	educate members of the accounting department about applicable laws and governmental rules and regulations;

•	monitor compliance of the accounting department with applicable laws and governmental rules and regulations; and

•	identify any possible violations of applicable laws and governmental rules and regulations and report to the audit committee and correct in a timely and effective manner any violations of applicable laws or governmental rules and regulations.

Ethical Conduct
Financial Supervisors must promote the highest standards of ethical and honest conduct in the accounting department. You will be responsible for establishing and maintaining procedures that:
•	encourage and reward professional integrity;

•	eliminate any pressure or incentive to achieve specific financial results by altering any records or other entries, or wilfully misapplying accounting policies or generally accepted accounting practices, or by entering into transactions that are designed to circumvent accounting controls or otherwise disguise the true nature of the transaction; and

•	encourage members of the accounting department to report deviations from accounting policies and practices
Public Availability of this Code
As required by the rules of the SEC, this Code will be made publicly available by Paramount through one of the following means: (1) this Code may be filed as an exhibit to Paramount’s annual report on Form 40-F, (2) the text of this Code may be posted on Paramount’s website (provided that the website address and Paramount’s intention to provide disclosure in this manner is disclosed in Paramount’s annual report on Form 40-F), or (3) Paramount may include an undertaking in its annual report on Form 40-F to provide, without charge, a copy of this Code to any person upon request.
Furthermore, any change or waiver of this Code will be disclosed in Paramount’s annual report on Form 40-F.
Observance of this Code
Each Financial Supervisor is personally accountable for learning, endorsing, promoting and applying this Code to their own conduct and work. Financial Supervisors will hold employees accountable for their conduct and be accountable for their own conduct. Financial Supervisors will be asked to review this Code annually during the objective setting process and make a written or electronic declaration that they understand their individual responsibilities.
Actions that violate this Code will result in disciplinary action, up to and including termination of employment and, if appropriate, possible legal action. Directing or pressuring others to violate a provision of this Code, failure to properly report Code violations, or retaliation against an employee for reporting a concern or violation with respect to this Code will also result in the same disciplinary action.
Financial Supervisors must report any violations of this Code promptly to the Chairman of the Audit Committee.

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